05039391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Broadband Capital Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Rapp 212-759-2020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED MAR 23 2005 THOMSON FINANCIAL

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Rapp swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Broadband Capital Management LLC, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

AMY GALANTI
Notary Public, State of New York
No. 01GA6000994
Qualified in Nassau County
Commission Expires December 29, 2005

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BROADBAND CAPITAL MANAGEMENT LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Broadband Capital Management LLC
New York, New York

We have audited the accompanying statement of financial condition of Broadband Capital Management LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadband Capital Management LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2005

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 546,101
Securities owned, at market value	1,357,651
Securities owned, not readily marketable, at estimated fair value	25,620
Due from broker	914,780
Loan receivable, related party	70,243
Other assets	161,767
	$ 3,076,162

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses	$ 227,112
Securities sold, not yet purchased, at market value	407,700
	634,812
Members' equity	2,441,350
	$ 3,076,162

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Trading	$ 3,950,969
Commissions	1,645,175
Investment banking and fee income	1,056,189
Interest and other income	47,593
	6,699,926
EXPENSES	
Salaries and payroll costs	3,047,107
Clearing costs	199,738
Occupancy	377,796
Communications	224,055
Interest	87,480
Other expenses	1,436,730
	5,372,906
NET INCOME	$ 1,327,020

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 1,327,020
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Securities owned	(1,113,689)
Securities owned, restricted	195,380
Due from clearing broker	(905,737)
Accounts receivable	146,969
Other assets	79,840
Increase (decrease) in liabilities:	
Accrued expenses	43,371
Securities sold, not yet purchased, at market value	407,600
Total adjustments	(1,146,266)
Net cash provided by operating activities	180,754
Cash flows from investing activities	
Loans to related party	(62,500)
Net cash provided by financing activities	(62,500)
Cash flows from financing activities	
Capital contributions from members	50,000
Net cash provided by financing activities	50,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	168,254
CASH AND CASH EQUIVALENTS - BEGINNING	377,847
CASH AND CASH EQUIVALENTS - END	$ 546,101

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 87,480
Income taxes	$ -

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

Balance - beginning	$	1,064,330
Members' capital contributions		50,000
Net income		1,327,020
Balance - end	$	2,441,350

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Broadband Capital Management LLC (the "Company") is a registered broker-dealer that clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company primarily services retail accounts and earns fees from investment banking transactions. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2004.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, not yet purchased are recorded at current market value. Securities, not readily marketable are valued at current market value or at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City unincorporated business taxes.

Loans Receivable, Related Party

Loans receivable, related party is due from the Company's majority owner for expenses paid on its behalf and advances and is due on demand without interest.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, First Clearing LLC, located in Virginia, an affiliate of Wachovia Corporation.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES OWNED/ SECURITIES SOLD, NOT YET PURCHASED

Securities owned totaling $1,357,651 consist of trading securities in U.S. public entities of $922,729 at quoted market value and money market balances of $434,922 held at First Clearing LLC.

Securities sold, not yet purchased consists of warrants in a U.S. public entity valued at the quoted market value of $407,400.

3. SECURITIES OWNED, NOT READILY MARKETABLE

Securities owned, not readily marketable include investment securities that cannot be offered or sold because of restrictions, or conditions applicable to the securities or to the Company. At December 31, 2004, securities owned, not readily marketable consist of warrants in a U.S. public entity at estimated fair value of $25,620.

4. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space in New York City under a lease which expires in January 2010. Rent expense for the year ended December 31, 2004 was approximately $378,000. Minimum future rental payments are as follows:

Years Ended December 31,	
2005	$ 377,000
2006	377,000
2007	377,000
2008	377,000
2009	377,000
thereafter	31,500
	$1,916,500

Litigation

The Company is currently involved in a lawsuit and countersuit with another broker dealer relating to a service agreement between this other broker dealer and a managing member of the Company. The plaintiff in the lawsuit is claiming breach of contract by the Company and the Company is seeking to recover lost revenue. The potential impact of this litigation on the Company's financial condition cannot be determined at the present time.

The Company has also been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $1,003,681, which was $903,681 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 23% as of December 31, 2004.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

NET CAPITAL	
Total members' equity	$ 2,441,350
Deductions and/or charges:	
Non-allowable assets from statement of financial condition:	
Securities owned, restricted	25,620
Loan receivable, related party	70,243
Other assets	161,767
Other deductions and/or charges	1,127,842
	1,385,472
Net capital before undue concentration and haircuts on securities positions	1,055,878
Haircuts and undue concentration	52,197
NET CAPITAL	$ 1,003,681
AGGREGATE INDEBTEDNESS	
Accrued expenses and other current liabilities	$ 227,112
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	23%
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 903,681

Note:

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,162,231
Net audit adjustments	(158,550)
Net Capital per above	$ 1,003,681

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Broadband Capital Management LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Broadband Capital Management LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2005